Waller Lansden Dortch & Davis, LLP 511 Union Street, Suite 2700 P.O. Box 198966 Nashville, TN 37219-8966	615.244.6380 main 615.244.6804 fax wallerlaw.com

Marc J. Adesso 615.850.8063 direct Marc.Adesso@wallerlaw.com

May 8, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: John Reynolds, Assistant Director, Office of Beverages, Apparel, and Mining

Re:	American Premium Water Corporation
Offering Statement on Form 1-A
Filed March 26, 2018
File No. 024-10823

Dear Mr. Reynolds:

American Premium Water Corporation (the “Company”) is in receipt of the above-captioned Comment Letter (the “Comment Letter”) regarding the Company’s Offering Statement on Form 1-A filed with the Securities and Exchange Commission (the “Commission”) on March 26, 2017 (the “Offering Statement”). On behalf of the Company, we are responding to comments provided by the staff (the “Staff”) of the Commission.

For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. In conjunction with these responses, the Company has filed today with the Commission Amendment No. 1 to its Offering Statement on Form 1-A (the “Amendment”).

Business, page 17

1.	We note that you are actively seeking to acquire or enter a partnership in the blockchain and cryptocurrency sector that could support your operations. Please expand your disclosure to clarify how you intend to utilize blockchain technology to support your operations. Please also add a risk factor that addresses the material risks associated with operating in the blockchain and cryptocurrency sector.

RESPONSE: In response to the Staff’s comment, in the Amendment, the Company inserted additional language regarding to clarify how it intends to utilize blockchain technology to support operations, specifically, that the Company seeks to acquire a blockchain solution that can be used as an exchange and platform for retailers and brands to launch their own utility token or tokens focused on rewards and loyalty, giving owners of such tokens the ability to purchase exclusive product from the brands as well as enjoy special discounts and promotions reserved for token holder. In addition, the Company added a risk factor that it believes addresses the material risks associated with operating in the blockchain and cryptocurrency sector. Please see pages 8,17 and 19 of the Amendment.

Plan of Operation, page 19

2.	We note your statement on page 19 that a number of private companies in the blockchain sector have expressed interest in entering into a transaction with you. Also, in your February 26, 2018 press release you announce that you have retained International Monetary to aid in evaluating and arranging financing for blockchain acquisition opportunities. Please clarify the steps you have taken to identify and acquire companies in the blockchain sector.

RESPONSE: In response to the Staff’s comment, in the Amendment, the Company, has inserted in to the Amendment the names of a number of the private companies that have expressed interest in entering into a transaction with you. In addition, the Company has added clarifying language in the Amendment discussing the steps it has taken to identify companies in the blockchain sector that the Company might acquire, specifically its retaining of International Money to assist the Company with the origination and evaluation of licensing and/or acquisition opportunities in the blockchain and cryptocurrency space. In addition, the Company has included its agreement with International Money, as amended, with the exhibits to the Amendment. Please see page 19 of the Amendment, as well as the related exhibits to the Amendment.

***

We appreciate the opportunity to respond to your comments. If you have any questions during your review or I can assist in any way, please do not hesitate to contact me.

Sincerely,

/s/ Marc Adesso, Esq.

Waller Lansden Dortch & Davis, LLP

cc:	Ryan Fishoff
Chief Executive Officer

Steffen Arters, Esq
Waller Lansden Dortch & Davis, LLP